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Exhibit 99.1

First Quarter Report 2016

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

        This Management's Discussion and Analysis ("MD&A") dated April 29, 2016 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three months ended March 31, 2016 that were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2015 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2015 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in each of these regions as well as in the United States and Sweden. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

        Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

        Agnico Eagle's nine mines are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at March 31, 2016 of $6,716.6 million increased by $33.4 million compared with December 31, 2015 total assets of $6,683.2 million. Cash and cash equivalents increased by $38.6 million to $162.7 million between December 31, 2015 and March 31, 2016 primarily due to $64.4 million proceeds on the exercise of stock options and $21.2 million proceeds from common shares issued, partially offset by a $55.0 million net repayment of long-term debt during the first quarter of 2016. Inventories decreased to $435.4 million at March 31, 2016 compared with $462.0 million at December 31, 2015 primarily due to planned supplies drawdowns at the Meadowbank mine that were delivered during the summer barge shipping season. Available-for-sale securities increased from $31.9 million at December 31, 2015 to $66.4 million at March 31, 2016 due to $29.3 million in unrealized fair value gains and $5.4 million in new investments purchased during the first quarter of 2016, partially offset by $0.2 million in disposals. Other assets increased by $10.3 million from $67.2 million at December 31, 2015 to $77.5 million at March 31, 2016 primarily due to updated mine sequencing plans at the Kittila and Canadian Malartic mines resulting in the reclassification of ore stockpiles from short-term to long-term. Property, plant and mine development decreased from $5,089.0 million at December 31, 2015 to $5,069.2 million at March 31, 2016 primarily due to amortization expense of $145.6 million, partially offset by capital expenditures totaling $100.7 million during the first quarter of 2016.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

        Total liabilities decreased to $2,461.5 million at March 31, 2016 from $2,542.2 million at December 31, 2015 primarily due to $55.0 million in Credit Facility repayments during the first quarter of 2016. A $41.6 million decrease in accounts payable and accrued liabilities between December 31, 2015 and March 31, 2016 was primarily due to a $19.8 million payment during the first quarter of 2016 related to fuel purchases for the Meadowbank mine and the settlement of a $12.7 million securities class action lawsuit settlement which was paid by the Company's insurers. Agnico Eagle's net income taxes payable position of $14.0 million at December 31, 2015 was reduced during the first quarter of 2016 by payments to tax authorities, resulting in a net income taxes payable position of $0.3 million at March 31, 2016.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $27.8 million, or $0.13 per share, in the first quarter of 2016 compared with net income of $28.7 million, or $0.13 per share, in the first quarter of 2015. Agnico Eagle reported adjusted net income of $25.7 million, or $0.12 per share, in the first quarter of 2016 compared with adjusted net income of $31.4 million, or $0.15 per share, in the first quarter of 2015. In the first quarter of 2016, the operating margin (revenues from mining operations less production costs) increased to $246.6 million from $236.3 million in the first quarter of 2015 primarily due to a 1.8% increase in gold production and a 1.3% decrease in production costs, partially offset by a 0.8% decrease in the average realized price of gold between periods. Gold production increased to 411,336 ounces in the first quarter of 2016 compared with 404,210 ounces in the first quarter of 2015 primarily due to increased throughput levels and higher gold grades at the LaRonde and Canadian Malartic mines and a 25.2% increase in tonnes of ore milled at the Kittila mine. Partially offsetting the overall increase in gold production between the first quarter of 2016 and the first quarter of 2015 was a 18.3% decrease in gold production at the Meadowbank mine primarily due to a 14.3% lower gold grade and a decrease in tonnes of ore milled. Cash provided by operating activities amounted to $145.7 million in the first quarter of 2016 compared with $143.5 million in the first quarter of 2015. Total weighted average cash costs per ounce of gold produced amounted to $573 on a by-product basis and $631 on a co-product basis in the first quarter of 2016 compared with $588 on a by-product basis and $651 on a co-product basis in the first quarter of 2015.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

        The table below sets out variances in the key drivers of net income for the three months ended March 31, 2016 compared with the three months ended March 31, 2015:

(millions of United States dollars)	Three Months Ended March 31, 2016 vs. Three Months Ended March 31, 2015
Increase in gold revenue	$9.0
Increase in silver revenue	0.9
Decrease in net copper revenue	(1.5)
Decrease in net zinc revenue	(1.5)
Decrease in production costs due to weaker Canadian dollar, Mexican peso and Euro	19.7
Increase in production costs	(16.4)
Increase in exploration and corporate development expenses	(11.7)
Increase in amortization of property, plant and mine development	(9.7)
Decrease in general and administrative expenses	0.4
Change in impairment loss on available-for-sale securities	0.7
Decrease in finance costs	1.9
Change in (gain) loss on derivative financial instruments	18.2
Decrease in gain on sale of available-for-sale securities	(20.9)
Increase in environmental remediation costs	(4.7)
Change in non cash foreign currency translation	(18.5)
Decrease in income and mining taxes	28.6
Other	4.5

Total net income variance	$(1.0)

Three Months Ended March 31, 2016 vs. Three Months Ended March 31, 2015

        Revenues from mining operations increased to $490.5 million in the first quarter of 2016 compared with $483.6 million in the first quarter of 2015 primarily due to a 1.8% increase in gold production between periods. Between the first quarter of 2015 and the first quarter of 2016, increases in tonnes of ore milled and higher gold grades at the LaRonde and Canadian Malartic mines resulted in an increase in gold production, partially offset by lower gold grade and production at the Meadowbank mine. Partially offsetting the impact of increased gold production on revenues from mining operations was a 0.8% decrease in the average realized price of gold, an 11.3% decrease in the average realized price of silver and a 34.4% decrease in zinc production between periods.

        Production costs were $244.0 million in the first quarter of 2016, a 1.3% decrease compared with $247.3 million in the first quarter of 2015 primarily due to the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar. Partially offsetting the total decrease in production costs between the first quarter of 2015 and the first quarter of 2016 was a $4.0 million increase in production costs at the Kittila mine due to a 25.2% increase in tonnes of ore milled between periods.

        Weighted average total cash costs per ounce of gold produced decreased to $573 on a by-product basis and $631 on a co-product basis in the first quarter of 2016 compared with $588 on a by-product basis and $651 on a co-product basis in the first quarter of 2015 primarily due to the impact on costs of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

        Exploration and corporate development expenses increased to $28.4 million in the first quarter of 2016 compared with $16.7 million in the first quarter of 2015 primarily due to exploration at the Amaruq project in Nunavut and the El Barqueno project in Mexico, and increased corporate development and project evaluation expenses between periods.

        Amortization of property, plant and mine development increased by $9.7 million to $145.6 million between the first quarter of 2015 and the first quarter of 2016 primarily due to an increase in depreciable mining properties at the Canadian Malartic mine between periods based on final estimates of fair value as at the June 16, 2014 acquisition date.

        General and administrative expense decreased to $24.8 million during the first quarter of 2016 compared with $25.2 million during the first quarter of 2015 primarily due to decreased employee compensation expenses.

        An impairment loss on certain available-for-sale securities of $0.7 million was recorded as at March 31, 2015 compared with nil as at March 31, 2016. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged. A gain of $0.1 million was recorded on the sale of available-for-sale securities in the first quarter of 2016 compared with $21.0 million in the first quarter of 2015.

        During the first quarter of 2016, there was a non-cash foreign currency translation loss of $6.8 million attributable to a strengthening of the Canadian dollar, Mexican peso and Euro versus the US dollar at March 31, 2016 relative to December 31, 2015. A non-cash foreign currency translation gain of $11.7 million was recorded during the comparative first quarter of 2015.

        In the first quarter of 2016, the Company recorded an income and mining taxes recovery of $0.6 million on income before income and mining taxes of $27.2 million. In the first quarter of 2015, the Company recorded income and mining taxes expense of $28.0 million on income before income and mining taxes of $56.7 million. The decrease in the income and mining taxes expense between the first quarter of 2015 and the first quarter of 2016 is primarily due to foreign exchange rate movements, offset partially by an increase in non-deductible permanent differences.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to continue to fluctuate significantly in future periods.

LaRonde mine

        At the LaRonde mine, gold production increased by 27.9% to 75,337 ounces in the first quarter of 2016 compared with 58,893 ounces in the first quarter of 2015 primarily due to higher gold grade, increased mill recoveries, and an increase in tonnes of ore milled. Production costs at the LaRonde mine were $45.9 million in the first quarter of 2016, consistent with production costs of $45.9 million in the first quarter of 2015.

Lapa mine

        At the Lapa mine, gold production decreased by 16.2% to 21,709 ounces in the first quarter of 2016 compared with 25,920 ounces in the first quarter of 2015 primarily due to decreased mill recoveries and lower gold grade. Production costs at the Lapa mine were $12.8 million in the first quarter of 2016, a decrease of 8.6% compared with production costs of $14.0 million in the first quarter of 2015 driven primarily by a weakening of the Canadian dollar relative to the US dollar, partially offset by increased mill throughput.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

Goldex mine

        At the Goldex mine's M and E Zones, gold production increased by 10.6% to 32,340 ounces in the first quarter of 2016 compared with 29,250 ounces in the first quarter of 2015 primarily due to an increase in tonnes of ore milled. Production costs at the Goldex mine's M and E Zones were $15.7 million in the first quarter of 2016, an increase of 5.8% compared with production costs of $14.9 million in the first quarter of 2015 driven primarily by increased mill throughput due to productivity improvements, partially offset by a weakening of the Canadian dollar relative to the US dollar.

Meadowbank mine

        At the Meadowbank mine, gold production decreased by 18.3% to 72,311 ounces in the first quarter of 2016 compared with 88,523 ounces in the first quarter of 2015 primarily due to lower gold grade. Production costs at the Meadowbank mine were $52.2 million in the first quarter of 2016, a decrease of 8.6% compared with production costs of $57.1 million in the first quarter of 2015 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mill throughput between periods.

Canadian Malartic mine

        Agnico Eagle and Yamana jointly acquired 100.0% of Osisko on June 16, 2014 by way of a statutory plan of arrangement (the "Arrangement"). As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which now holds the Canadian Malartic mine in northwestern Quebec. Agnico Eagle and Yamana will also jointly explore, through their indirect ownership of Canadian Malartic Corporation (the successor to Osisko), the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

        At the Canadian Malartic mine, attributable gold production increased by 8.4% to 73,613 ounces in the first quarter of 2016 compared with 67,893 ounces in the first quarter of 2015 primarily due to higher gold grade. Attributable production costs at the Canadian Malartic mine were $40.8 million in the first quarter of 2016, a decrease of 0.9% compared with production costs of $41.2 million in the first quarter of 2015 driven primarily by a weakening of the Canadian dollar relative to the US dollar.

Kittila mine

        At the Kittila mine, gold production increased by 7.8% to 48,127 ounces in the first quarter of 2016 compared with 44,654 ounces in the first quarter of 2015 primarily due to an increase in tonnes of ore milled. Production costs at the Kittila mine were $36.0 million in the first quarter of 2016, an increase of 12.6% compared with production costs of $32.0 million in the first quarter of 2015 driven primarily by increased mill throughput due to productivity improvements, partially offset by a weakening of the Euro relative to the US dollar.

Pinos Altos mine

        At the Pinos Altos mine, gold production decreased by 4.0% to 48,117 ounces in the first quarter of 2016 compared with 50,106 ounces in the first quarter of 2015 primarily due to decreases in recoveries and tonnes of ore milled between periods. Production costs at the Pinos Altos mine were $23.9 million in the first quarter of 2016, a decrease of 1.5% compared with production costs of $24.2 million in the first quarter of 2015 driven primarily by a weakening of the Mexican peso relative to the US dollar and a decrease in mill throughput between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

Creston Mascota deposit at Pinos Altos

        At the Creston Mascota deposit at Pinos Altos, gold production decreased by 7.2% to 11,551 ounces in the first quarter of 2016 compared with 12,448 ounces in the first quarter of 2015 primarily due to a decrease in ore stacked on the heap leach pad and a decrease in gold grade between periods. Production costs at the Creston Mascota deposit at Pinos Altos were $5.8 million in the first quarter of 2016, an increase of 3.1% compared with production costs of $5.6 million in the first quarter of 2015 driven primarily by increased heap leach costs, partially offset by a weakening of the Mexican peso relative to the US dollar.

La India mine

        At the La India mine, gold production increased by 6.4% to 28,231 ounces in the first quarter of 2016 compared with 26,523 ounces in the first quarter of 2015 primarily due to an increase in ore stacked on the heap leach pad between periods. Production costs at the La India mine were $10.9 million in the first quarter of 2016, a decrease of 12.4% compared with production costs of $12.5 million in the first quarter of 2015 driven primarily by a weakening of the Mexican peso relative to the US dollar between periods.

Liquidity and Capital Resources

        As at March 31, 2016, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $168.6 million compared with $132.3 million at December 31, 2015. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) increased to $610.4 million at March 31, 2016 compared with $517.9 million at December 31, 2015.

Operating Activities

        Cash provided by operating activities of $145.7 million in the first quarter of 2016 was comparable to $143.5 million in the first quarter of 2015. Operating cash flows increased due to a 1.8% increase in gold production, a 1.3% decrease in production costs and more favourable working capital changes between periods. Partially offsetting these positive impacts on cash provided by operating activities was a 0.8% decrease in the average realized price of gold between periods.

Investing Activities

        Cash used in investing activities increased to $107.6 million in the first quarter of 2016 compared with $53.9 million in the first quarter of 2015 primarily due to a $37.4 million decrease in net proceeds from the sale of available-for-sale securities and other investments. Partially offsetting this decrease was a $17.8 million increase in capital expenditures between periods. The increase in capital expenditures between periods is mainly attributable to increased development expenditures incurred in the first quarter of 2016 at the Meliadine project and the Goldex and Pinos Altos mines.

        In the first quarter of 2016, the Company purchased $9.4 million in available-for-sale securities and other investments compared with $5.3 million in the first quarter of 2015. In the first quarter of 2016, the Company received net proceeds of $0.3 million from the sale of available-for-sale securities and other investments compared with $37.7 million in the first quarter of 2015. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

        On March 16, 2016, the Company subscribed for 11,680,000 common shares of Belo Sun Mining Corp. ("Belo Sun") in a non-brokered private placement at a price of C$0.53 per Belo Sun common share, for total cash consideration of C$6.2 million. Upon closing the transaction, the Company held approximately 19.95% of the issued and outstanding common shares of Belo Sun. On March 21, 2016, Belo Sun issued an additional 11,000,000 common shares in a private placement which diluted the Company's share ownership to 19.4%.

Financing Activities

        Cash used in financing activities decreased to $1.6 million in the first quarter of 2016 compared with $123.2 million in the first quarter of 2015 primarily due to a $56.2 million increase in proceeds on employee stock option plan exercises, a $45.0 million decrease in the net repayment of the Credit Facility between periods and a $18.8 million increase in proceeds from common shares issued in the period.

        The Company issued common shares for gross proceeds of $21.2 million in the first quarter of 2016 attributable to the issuance of flow-through common shares, issuances under the incentive share purchase plan and the dividend reinvestment plan. In the first quarter of 2015, the Company issued common shares for gross proceeds of $2.4 million attributable to issuances under the incentive share purchase plan and the dividend reinvestment plan.

        On March 10, 2016, the Company raised approximately C$25.0 million ($18.7 million) through the issuance of 374,869 flow-through common shares at a price of C$66.69 per common share. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the issuer, subject to a renouncement process. At the time the flow-through shares are issued, the sale of tax deductions is deferred and presented in the accounts payable and accrued liabilities line item in the balance sheet because the Company has not yet fulfilled its obligation to pass on the tax deductions to the investor. When the Company fulfills its obligation, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expense. The closing price of the Company's common shares on the March 10, 2016 issuance date was C$48.49, resulting in an increase to share capital of approximately C$18.2 million ($13.6 million). The related C$6.8 million ($5.1 million) liability will be drawn down as eligible expenditures are incurred because the Company has a positive intention to renounce these expenses. In Q1 2016, the liability was drawn down by C$0.4 million ($0.3 million) based on eligible expenditures incurred.

        On February 10, 2016, Agnico Eagle declared a quarterly cash dividend of $0.08 per common share paid on March 15, 2016 to holders of record of the common shares of the Company on March 1, 2016. Agnico Eagle has declared a cash dividend every year since 1983. In the first quarter of 2016, the Company paid dividends of $14.8 million consistent with $14.8 million in the first quarter of 2015. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On September 30, 2015, the Company amended its $1.2 billion Credit Facility, among other things, extending the maturity date from June 22, 2019 to June 22, 2020 and amending pricing terms. As at March 31, 2016, the Company's outstanding balance under the Credit Facility was $210.0 million. Credit Facility availability is reduced by outstanding letters of credit, amounting to $1.0 million at March 31, 2016. As at March 31, 2016, $989.0 million was available for future drawdown under the Credit Facility.

        On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a further C$150.0 million uncommitted letter of credit facility (as amended, the "New LC Facility"). The New LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

reclamation obligations. Payment and performance of the Company's obligations under the New LC Facility are supported by guarantees issued by Export Development Canada under a contract insurance bonding program agreement (the "EDC Facility") in favour of the lender. As at March 31, 2016, $74.5 million had been drawn under the New LC Facility.

        On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "Existing LC Facility"). The amount available under the Existing LC Facility increased from C$175.0 million to C$200.0 million. Effective September 28, 2015, the amount available under the Existing LC Facility was increased to C$250.0 million. The obligations of the Company under the Existing LC Facility are guaranteed by certain of its subsidiaries. The Existing LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at March 31, 2016, $184.2 million had been drawn under the Existing LC Facility.

        In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt and finance lease obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt and finance lease obligations is as set out below:

  •
  A secured loan facility in the principal amount of C$75.0 million ($69.1 million) with scheduled C$20.0 million repayments on June 30, 2016 and June 30, 2017 and a 6.875% per annum interest rate. A scheduled repayment of C$15.0 million ($14.1 million) was made subsequent to the June 16, 2014 acquisition date and the scheduled C$20.0 million ($16.0 million) repayment was made on June 30, 2015, resulting in attributable outstanding principal of C$40.0 million ($30.8 million) as at March 31, 2016. On September 29, 2014, Canadian Malartic GP amended the acquired secured loan facility (the "CMGP Loan") with no change to maturity or pricing terms.

  •
  Secured finance lease obligations of C$38.3 million ($35.3 million) provided in separate tranches with maturities ranging between 2015 and 2019 and a 7.5% interest rate. As at March 31, 2016, the Company's attributable finance lease obligations were $11.7 million.

        The Company was in compliance with all covenants contained in the Credit Facility, 2015 Note, 2012 Notes, 2010 Notes, Existing LC Facility, New LC Facility and the EDC Facility as at March 31, 2016. Canadian Malartic GP was in compliance with all covenants under the CMGP Loan as at March 31, 2016.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have an impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Weak economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The volatility of global stock markets impacts the valuation of the Company's equity investments.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        Pursuant to regulations adopted by the SEC under the Sarbanes-Oxley Act of 2002 and those of the CSA, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls as well as its procedures and internal controls over financial reporting. This evaluation is completed under the supervision of, and with the participation of, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

        Management of the Company, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the first quarter of 2016 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

        The Company's management, including the CEO and CFO, recognizes there are inherent limitations in any system of disclosure controls and procedures and internal controls over financial reporting, no matter how well designed. Therefore, even those systems that are considered to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income and comprehensive income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

(thousands of United States dollars)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Net income for the period	$27,788	$28,743
Impairment loss on available-for-sale securities	—	685
Gain on sale of available-for-sale securities	(119)	(21,049)
Foreign currency translation loss (gain)	6,770	(11,690)
Stock options expense	5,931	7,791
Mark-to-market (gain) loss on warrants	(608)	2,559
Gain on settlements of warrants	—	(9,664)
Mark-to-market loss on CMGP Convertible Debentures	—	4,447
Income and mining taxes adjustments	(11,192)	15,221
Other	(2,853)	14,367

Adjusted net income for the period	$25,717	$31,410

Net income per share — basic	$0.13	$0.13
Net income per share — diluted	$0.13	$0.13
Adjusted net income per share — basic	$0.12	$0.15
Adjusted net income per share — diluted	$0.12	$0.15

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is a method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for unsold concentrate inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
LaRonde mine	$45,854	$45,865
Lapa mine	12,784	13,985
Goldex mine	15,732	14,866
Meadowbank mine	52,210	57,096
Canadian Malartic mine(i)	40,814	41,186
Kittila mine	36,027	31,999
Pinos Altos mine	23,856	24,212
Creston Mascota deposit at Pinos Altos	5,781	5,606
La India mine	10,915	12,465

Production costs per the interim condensed consolidated statements of income and comprehensive income	$243,973	$247,280

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$45,854	$45,865
Adjustments:
Inventory and other adjustments(iv)	4,619	6,678

Cash operating costs (co-product basis)	$50,473	$52,543
By-product metal revenues	(10,646)	(11,134)

Cash operating costs (by-product basis)	$39,827	$41,409
Gold production (ounces)	75,337	58,893
Total cash costs per ounce of gold produced ($ per ounce)(ii):

Co-product basis	$670	$892

By-product basis	$529	$703

LaRonde Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016		Three Months Ended March 31, 2015
Production costs		$45,854		$45,865
Inventory and other adjustments(v)		(2,357)		866

Minesite operating costs		$43,497		$46,731
Minesite operating costs (thousands of C$)	C$	59,228	C$	57,789
Tonnes of ore milled (thousands of tonnes)		577		558

Minesite costs per tonne (C$)(iii)	C$	103	C$	104

Lapa Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$12,784	$13,985
Adjustments:
Inventory and other adjustments(iv)	1,727	749

Cash operating costs (co-product basis)	$14,511	$14,734
By-product metal revenues	(13)	(17)

Cash operating costs (by-product basis)	$14,498	$14,717
Gold production (ounces)	21,709	25,920
Total cash costs per ounce of gold produced ($ per ounce)(ii):

Co-product basis	$668	$568

By-product basis	$668	$568

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

Lapa Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016		Three Months Ended March 31, 2015
Production costs		$12,784		$13,985
Inventory and other adjustments(v)		1,559		548

Minesite operating costs		$14,343		$14,533
Minesite operating costs (thousands of C$)	C$	19,481	C$	18,077
Tonnes of ore milled (thousands of tonnes)		161		152

Minesite costs per tonne (C$)(iii)	C$	121	C$	119

Goldex Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$15,732	$14,866
Adjustments:
Inventory and other adjustments(iv)	624	973

Cash operating costs (co-product basis)	$16,356	$15,839
By-product metal revenues	(6)	(7)

Cash operating costs (by-product basis)	$16,350	$15,832
Gold production (ounces)	32,340	29,250
Total cash costs per ounce of gold produced ($ per ounce)(ii):

Co-product basis	$506	$542

By-product basis	$506	$541

Goldex Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016		Three Months Ended March 31, 2015
Production costs		$15,732		$14,866
Inventory and other adjustments(v)		351		761

Minesite operating costs		$16,083		$15,627
Minesite operating costs (thousands of C$)	C$	21,706	C$	19,317
Tonnes of ore milled (thousands of tonnes)		636		566

Minesite costs per tonne (C$)(iii)	C$	34	C$	34

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$52,210	$57,096
Adjustments:
Inventory and other adjustments(iv)	5,446	2,541

Cash operating costs (co-product basis)	$57,656	$59,637
By-product metal revenues	(659)	(1,689)

Cash operating costs (by-product basis)	$56,997	$57,948
Gold production (ounces)	72,311	88,523
Total cash costs per ounce of gold produced ($ per ounce)(ii):

Co-product basis	$797	$674

By-product basis	$788	$655

Meadowbank Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016		Three Months Ended March 31, 2015
Production costs		$52,210		$57,096
Inventory and other adjustments(v)		2,758		1,694

Minesite operating costs		$54,968		$58,790
Minesite operating costs (thousands of C$)	C$	73,058	C$	70,627
Tonnes of ore milled (thousands of tonnes)		946		990

Minesite costs per tonne (C$)(iii)	C$	77	C$	71

Canadian Malartic Mine — Total Cash Costs per Ounce of Gold Produced(i)(ii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$40,814	$41,186
Adjustments:
Inventory and other adjustments(iv)	1,309	2,851

Cash operating costs (co-product basis)	$42,123	$44,037
By-product metal revenues	(1,095)	(1,142)

Cash operating costs (by-product basis)	$41,028	$42,895
Gold production (ounces)	73,613	67,893
Total cash costs per ounce of gold produced ($ per ounce)(ii):

Co-product basis	$572	$649

By-product basis	$557	$632

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

Canadian Malartic Mine — Minesite Costs per Tonne(i)(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016		Three Months Ended March 31, 2015
Production costs		$40,814		$41,186
Inventory and other adjustments(v)		1,076		2,605

Minesite operating costs		$41,890		$43,791
Minesite operating costs (thousands of C$)	C$	57,545	C$	54,320
Tonnes of ore milled (thousands of tonnes)		2,380		2,339

Minesite costs per tonne (C$)(iii)	C$	24	C$	23

Kittila Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$36,027	$31,999
Adjustments:
Inventory and other adjustments(iv)	(1,024)	(1,543)

Cash operating costs (co-product basis)	$35,003	$30,456
By-product metal revenues	(47)	(35)

Cash operating costs (by-product basis)	$34,956	$30,421
Gold production (ounces)	48,127	44,654
Total cash costs per ounce of gold produced ($ per ounce)(ii):

Co-product basis	$727	$682

By-product basis	$726	$681

Kittila Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$36,027	$31,999
Inventory and other adjustments(v)	(1,197)	(1,659)

Minesite operating costs	$34,830	$30,340
Minesite operating costs (thousands of €)	€31,109	€26,714
Tonnes of ore milled (thousands of tonnes)	432	345

Minesite costs per tonne (€)(iii)	€72	€77

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$23,856	$24,212
Adjustments:
Inventory and other adjustments(iv)	1,635	3,244

Cash operating costs (co-product basis)	$25,491	$27,456
By-product metal revenues	(8,972)	(9,579)

Cash operating costs (by-product basis)	$16,519	$17,877
Gold production (ounces)	48,117	50,106
Total cash costs per ounce of gold produced ($ per ounce)(ii):

Co-product basis	$530	$548

By-product basis	$343	$357

Pinos Altos Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$23,856	$24,212
Inventory and other adjustments(v)	1,296	2,681

Minesite operating costs	$25,152	$26,893
Tonnes of ore processed (thousands of tonnes)	502	584

Minesite costs per tonne (US$)(iii)	$50	$46

Creston Mascota deposit at Pinos Altos — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$5,781	$5,606
Adjustments:
Inventory and other adjustments(iv)	310	467

Cash operating costs (co-product basis)	$6,091	$6,073
By-product metal revenues	(782)	(547)

Cash operating costs (by-product basis)	$5,309	$5,526
Gold production (ounces)	11,551	12,448
Total cash costs per ounce of gold produced ($ per ounce)(ii):

Co-product basis	$527	$488

By-product basis	$460	$444

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

Creston Mascota deposit at Pinos Altos — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$5,781	$5,606
Inventory and other adjustments(v)	195	399

Minesite operating costs	$5,976	$6,005
Tonnes of ore processed (thousands of tonnes)	516	527

Minesite costs per tonne (US$)(iii)	$12	$11

La India Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$10,915	$12,465
Adjustments:
Inventory and other adjustments(iv)	1,054	(245)

Cash operating costs (co-product basis)	$11,969	$12,220
By-product metal revenues	(1,796)	(1,132)

Cash operating costs (by-product basis)	$10,173	$11,088
Gold production (ounces)	28,231	26,523
Total cash costs per ounce of gold produced ($ per ounce)(ii):

Co-product basis	$424	$461

By-product basis	$360	$418

La India Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs	$10,915	$12,465
Inventory and other adjustments(v)	819	(409)

Minesite operating costs	$11,734	$12,056
Tonnes of ore processed (thousands of tonnes)	1,396	1,378

Minesite costs per tonne (US$)(iii)	$8	$9

Notes:

(i)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

  produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustment reflects production costs associated with unsold concentrates.

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        All-in sustaining costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three months ended March 31, 2016 and the three months ended March 31, 2015 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2016

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Production costs per the interim condensed consolidated statements of income and comprehensive income (thousands of United States dollars)	$243,973	$247,280

Gold production (ounces)	411,336	404,210

Production costs per ounce of gold production	$593	$612
Adjustments:
Inventory and other adjustments(i)	38	39

Total cash costs per ounce of gold produced (co-product basis)(ii)	$631	$651
By-product metal revenues	(58)	(63)

Total cash costs per ounce of gold produced (by-product basis)(ii)	$573	$588

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	161	150
General and administrative expenses (including stock options)	60	63
Non-cash reclamation provision and other	3	3

All-in sustaining costs per ounce of gold produced (by-product basis)	$797	$804

By-product metal revenues	58	63

All-in sustaining costs per ounce of gold produced (co-product basis)	$855	$867

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2016	2015
Operating margin(i) by mine:
Northern Business
LaRonde mine	$48,055	$30,015
Lapa mine	10,806	14,687
Goldex mine	22,184	19,253
Meadowbank mine	33,329	46,577
Canadian Malartic mine(ii)	41,740	34,718
Kittila mine	24,086	27,415
Southern Business
Pinos Altos mine	35,820	34,652
Creston Mascota deposit at Pinos Altos	8,989	8,409
La India mine	21,549	20,590

Total operating margin(i)	246,558	236,316
Amortization of property, plant and mine development	145,631	135,897
Exploration, corporate and other	73,730	43,706

Income before income and mining taxes	27,197	56,713
Income and mining taxes (recovery) expense	(591)	27,970

Net income for the period	$27,788	$28,743

Net income per share — basic (US$)	$0.13	$0.13
Net income per share — diluted (US$)	$0.13	$0.13
Cash flows:
Cash provided by operating activities	$145,704	$143,455
Cash used in investing activities	$(107,595)	$(53,892)
Cash used in financing activities	$(1,588)	$(123,182)
Realized prices (US$):
Gold (per ounce)	$1,192	$1,202
Silver (per ounce)	$15.09	$17.02
Zinc (per tonne)	$1,540	$2,072
Copper (per tonne)	$4,297	$5,056
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	75,337	58,893
Lapa mine	21,709	25,920
Goldex mine	32,340	29,250
Meadowbank mine	72,311	88,523
Canadian Malartic mine(ii)	73,613	67,893
Kittila mine	48,127	44,654
Southern Business
Pinos Altos mine	48,117	50,106
Creston Mascota deposit at Pinos Altos	11,551	12,448
La India mine	28,231	26,523

Total gold (ounces)	411,336	404,210

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2016	2015
Silver (thousands of ounces):
Northern Business
LaRonde mine	247	198
Lapa mine	3	1
Meadowbank mine	43	96
Canadian Malartic mine(ii)	77	72
Kittila mine	3	2
Southern Business
Pinos Altos mine	587	562
Creston Mascota deposit at Pinos Altos	48	32
La India mine	117	69

Total silver (thousands of ounces)	1,125	1,032

Zinc (tonnes)	614	936
Copper (tonnes)	1,154	1,167
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	75,257	60,943
Lapa mine	19,836	23,497
Goldex mine	31,955	27,907
Meadowbank mine	71,589	84,780
Canadian Malartic mine(ii)(iv)	65,085	59,261
Kittila mine	50,725	48,982
Southern Business
Pinos Altos mine	43,224	41,433
Creston Mascota deposit at Pinos Altos	11,845	11,399
La India mine	26,165	26,898

Total gold (ounces)	395,681	385,100

Silver (thousands of ounces):
Northern Business
LaRonde mine	232	205
Lapa mine	1	—
Meadowbank mine	43	98
Canadian Malartic mine(ii)(iv)	73	54
Kittila mine	3	2
Southern Business
Pinos Altos mine	530	446
Creston Mascota deposit at Pinos Altos	48	20
La India mine	86	63

Total silver (thousands of ounces):	1,016	888

Zinc (tonnes)	605	1,264
Copper (tonnes)	1,156	1,160

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2016	2015
Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine	$670	$892
Lapa mine	668	568
Goldex mine	506	542
Meadowbank mine	797	674
Canadian Malartic mine(ii)	572	649
Kittila mine	727	682
Southern Business
Pinos Altos mine	530	548
Creston Mascota deposit at Pinos Altos	527	488
La India mine	424	461

Weighted average total cash costs per ounce of gold produced	$631	$651

Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine	$529	$703
Lapa mine	668	568
Goldex mine	506	541
Meadowbank mine	788	655
Canadian Malartic mine(ii)	557	632
Kittila mine	726	681
Southern Business
Pinos Altos mine	343	357
Creston Mascota deposit at Pinos Altos	460	444
La India mine	360	418

Weighted average total cash costs per ounce of gold produced	$573	$588

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty transferred to Osisko Gold Royalties Ltd., pursuant to the Arrangement.

(v)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

  marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
Operating margin(i):
Revenues from mining operations	$438,521	$463,388	$503,090	$483,596	$510,109	$508,795	$482,932	$490,531
Production costs	229,383	269,793	287,317	247,280	263,612	254,584	229,819	243,973

Total operating margin(i)	209,138	193,595	215,773	236,316	246,497	254,211	253,113	246,558
Operating margin(i) by mine:
Northern Business
LaRonde mine	26,402	14,696	33,535	30,015	32,799	32,443	50,667	48,055
Lapa mine	9,050	13,748	16,060	14,687	11,351	13,813	12,363	10,806
Goldex mine	13,283	17,237	20,693	19,253	15,525	20,681	17,108	22,184
Meadowbank mine	88,728	52,504	39,839	46,577	49,600	55,493	64,664	33,329
Canadian Malartic mine(ii)	3,668	33,224	39,092	34,718	44,737	44,293	38,059	41,740
Kittila mine	14,184	12,128	14,312	27,415	16,145	21,528	15,174	24,086
Southern Business
Pinos Altos mine	33,417	28,837	27,123	34,652	44,538	37,217	29,327	35,820
Creston Mascota deposit at Pinos Altos	7,428	8,032	8,392	8,409	12,968	8,898	9,919	8,989
La India mine	12,978	13,189	16,727	20,590	18,834	19,845	15,832	21,549

Total operating margin(i)	209,138	193,595	215,773	236,316	246,497	254,211	253,113	246,558
Amortization of property, plant and mine development	93,656	117,396	139,095	135,897	157,615	157,968	157,129	145,631
Exploration, corporate and other	81,665	69,884	74,390	43,706	67,973	110,258	76,963	73,730

Income (loss) before income and mining taxes	33,817	6,315	2,288	56,713	20,909	(14,015)	19,021	27,197
Income and mining taxes expense (recovery)	11,659	21,365	23,571	27,970	10,826	(15,309)	34,558	(591)

Net income (loss) for the period	$22,158	$(15,050)	$(21,283)	$28,743	$10,083	$1,294	$(15,537)	$27,788

Net income (loss) per share — basic (US$)	$0.12	$(0.07)	$(0.10)	$0.13	$0.05	$0.01	$(0.07)	$0.13
Net income (loss) per share — diluted (US$)	$0.12	$(0.10)	$(0.12)	$0.13	$0.05	$0.01	$(0.07)	$0.13
Cash flows:
Cash provided by operating activities	$182,728	$71,244	$163,956	$143,455	$188,349	$143,687	$140,747	$145,704
Cash used in investing activities	$(488,543)	$(131,662)	$(123,126)	$(53,892)	$(104,476)	$(100,365)	$(115,786)	$(107,595)
Cash provided by (used in) financing activities	$381,951	$(35,943)	$(18,685)	$(123,182)	$(64,514)	$7,396	$(100,460)	$(1,588)

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at March 31, 2016	As at December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$162,746	$124,150
Short-term investments	5,209	7,444
Restricted cash	675	685
Trade receivables (note 5)	5,641	7,714
Inventories (note 6)	435,447	461,976
Income taxes recoverable	4,878	817
Available-for-sale securities (notes 5 and 7)	66,350	31,863
Fair value of derivative financial instruments (notes 5 and 12)	4,520	87
Other current assets	186,850	194,689

Total current assets	872,316	829,425
Non-current assets:
Restricted cash	791	741
Goodwill	696,809	696,809
Property, plant and mine development (note 8)	5,069,152	5,088,967
Other assets	77,496	67,238

Total assets	$6,716,564	$6,683,180

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$202,158	$243,786
Reclamation provision	6,795	6,245
Interest payable	22,107	14,526
Income taxes payable	5,189	14,852
Finance lease obligations	8,567	9,589
Current portion of long-term debt (note 9)	15,419	14,451
Fair value of derivative financial instruments (notes 5 and 12)	1,709	8,073

Total current liabilities	261,944	311,522

Non-current liabilities:
Long-term debt (note 9)	1,064,750	1,118,187
Reclamation provision	311,069	276,299
Deferred income and mining tax liabilities	789,437	802,114
Other liabilities	34,250	34,038

Total liabilities	2,461,450	2,542,160

EQUITY
Common shares (note 10):
Outstanding — 221,281,167 common shares issued, less 802,915 shares held in trust	4,799,138	4,707,940
Stock options (notes 10 and 11)	203,582	216,232
Contributed surplus	37,254	37,254
Deficit	(813,517)	(823,734)
Accumulated other comprehensive income	28,657	3,328

Total equity	4,255,114	4,141,020

Total liabilities and equity	$6,716,564	$6,683,180

Commitments and contingencies (note 14)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
REVENUES
Revenues from mining operations	$490,531	$483,596
COSTS, EXPENSES AND OTHER INCOME
Production(i)	243,973	247,280
Exploration and corporate development	28,385	16,651
Amortization of property, plant and mine development	145,631	135,897
General and administrative	24,823	25,221
Impairment loss on available-for-sale securities (note 7)	—	685
Finance costs	17,801	19,712
(Gain) loss on derivative financial instruments (note 12)	(9,621)	8,576
Gain on sale of available-for-sale securities (note 7)	(119)	(21,049)
Environmental remediation	5,093	429
Foreign currency translation loss (gain)	6,770	(11,690)
Other expenses	598	5,171

Income before income and mining taxes	27,197	56,713
Income and mining taxes (recovery) expense	(591)	27,970

Net income for the period	$27,788	$28,743

Net income per share — basic (note 10)	$0.13	$0.13

Net income per share — diluted (note 10)	$0.13	$0.13

Cash dividends declared per common share	$0.08	$0.08

COMPREHENSIVE INCOME
Net income for the period	$27,788	$28,743

Other comprehensive income (loss):
Items that may be subsequently reclassified to net income:
Available-for-sale securities and other investments:
Unrealized change in fair value of available-for-sale securities	29,348	10,987
Reclassification to impairment loss on available-for-sale securities (note 7)	—	685
Reclassification to gain on sale of available-for-sale securities (note 7)	(119)	(21,049)
Income tax impact of reclassification items	16	2,713
Income tax impact of other comprehensive income (loss) items	(3,916)	(1,463)

	25,329	(8,127)

Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement losses of pension benefit obligations	(32)	(206)
Income tax impact	8	55

	(24)	(151)

Other comprehensive income (loss) for the period	25,305	(8,278)

Comprehensive income for the period	$53,093	$20,465

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Oustanding
						Accumulated Other Comprehensive Income
			Stock Options	Contributed Surplus			Total Equity
	Shares	Amount			Deficit
Balance December 31, 2014	214,236,234	$4,599,788	$200,830	$37,254	$(779,382)	$10,000	$4,068,490

Net income	—	—	—	—	28,743	—	28,743
Other comprehensive loss	—	—	—	—	(151)	(8,127)	(8,278)

Total comprehensive income (loss)	—	—	—	—	28,592	(8,127)	20,465

Transactions with owners:
Shares issued under employee stock option plan (notes 10 and 11)	338,603	10,454	(2,231)	—	—	—	8,223
Stock options (notes 10 and 11)	—	—	8,012	—	—	—	8,012
Shares issued under incentive share purchase plan (note 11)	124,791	3,607	—	—	—	—	3,607
Shares issued under dividend reinvestment plan	85,225	2,459	—	—	—	—	2,459
Shares issued for joint acquisition of Malartic CHL property	459,197	13,441	—	—	—	—	13,441
Dividends declared ($0.08 per share)	—	—	—	—	(17,221)	—	(17,221)
Restricted Share Unit plan and Long Term Incentive Plan ("LTIP") (note 11)	(302,232)	(7,734)	—	—	—	—	(7,734)

Balance March 31, 2015	214,941,818	$4,622,015	$206,611	$37,254	$(768,011)	$1,873	$4,099,742

Balance December 31, 2015	217,650,795	$4,707,940	$216,232	$37,254	$(823,734)	$3,328	$4,141,020

Net income	—	—	—	—	27,788	—	27,788
Other comprehensive income (loss)	—	—	—	—	(24)	25,329	25,305

Total comprehensive income	—	—	—	—	27,764	25,329	53,093

Transactions with owners:
Shares issued under employee stock option plan (notes 10 and 11)	2,691,968	83,106	(18,683)	—	—	—	64,423
Stock options (notes 10 and 11)	—	—	6,033	—	—	—	6,033
Shares issued under incentive share purchase plan (note 11)	103,906	3,808	—	—	—	—	3,808
Shares issued under dividend reinvestment plan	82,056	2,710	—	—	—	—	2,710
Shares issued under flow-through share private placement (note 10)	374,869	13,593	—	—	—	—	13,593
Dividends declared ($0.08 per share)	—	—	—	—	(17,547)	—	(17,547)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan ("LTIP") (note 11)	(425,342)	(12,019)	—	—	—	—	(12,019)

Balance March 31, 2016	220,478,252	$4,799,138	$203,582	$37,254	$(813,517)	$28,657	$4,255,114

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
OPERATING ACTIVITIES
Net income for the period	$27,788	$28,743
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	145,631	135,897
Deferred income and mining taxes	(16,986)	19,300
Gain on sale of available-for-sale securities (note 7)	(119)	(21,049)
Stock-based compensation (note 11)	9,786	11,718
Impairment loss on available-for-sale securities (note 7)	—	685
Foreign currency translation loss (gain)	6,770	(11,690)
Other	(4,159)	13,536
Adjustment for settlement of reclamation provision	(1,232)	(302)
Changes in non-cash working capital balances:
Trade receivables	2,073	(1,484)
Income taxes	(13,724)	(24,063)
Inventories	24,611	10,412
Other current assets	4,020	(4,837)
Accounts payable and accrued liabilities	(46,336)	(20,582)
Interest payable	7,581	7,171

Cash provided by operating activities	145,704	143,455

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 8)	(100,694)	(82,887)
Acquisitions, net of cash and cash equivalents acquired	—	(7,000)
Net sales (purchases) of short-term investments	2,235	(101)
Net proceeds from sale of available-for-sale securities and other investments (note 7)	299	37,668
Purchase of available-for-sale securities and other investments (note 7)	(9,445)	(5,275)
Decrease in restricted cash	10	3,703

Cash used in investing activities	(107,595)	(53,892)

FINANCING ACTIVITIES
Dividends paid	(14,846)	(14,775)
Repayment of finance lease obligations	(2,514)	(8,405)
Proceeds from long-term debt (note 9)	75,000	—
Repayment of long-term debt (note 9)	(130,000)	(100,000)
Repurchase of common shares for stock-based compensation plans (note 11)	(14,895)	(10,642)
Proceeds on exercise of stock options (note 11)	64,424	8,223
Common shares issued (note 10)	21,243	2,417

Cash used in financing activities	(1,588)	(123,182)

Effect of exchange rate changes on cash and cash equivalents	2,075	(5,912)

Net increase (decrease) in cash and cash equivalents during the period	38,596	(39,531)
Cash and cash equivalents, beginning of period	124,150	177,537

Cash and cash equivalents, end of period	$162,746	$138,006

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$8,880	$11,081

Income and mining taxes paid	$53,317	$37,947

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2016

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on April 29, 2016.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2015 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2015, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2016 and December 31, 2015 and the results of operations and cash flows for the three months ended March 31, 2016 and March 31, 2015.

    Operating results for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2016.

  B)
  Basis of Presentation

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2016

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2015 annual audited consolidated financial statements. Management has evaluated all accounting policy pronouncements coming into effect during the three months ended March 31, 2016 and determined that none were applicable to the Company.

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2015.

5.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the three months ended March 31, 2016, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  Long-term debt is recorded on the condensed interim consolidated balance sheets at March 31, 2016 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating, to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at March 31, 2016, the Company's long-term debt had a fair value of $1,199.7 million (December 31, 2015 — $1,226.5 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2016

5.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2016 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$5,641	$—	$5,641
Available-for-sale securities	61,430	4,920	—	66,350
Fair value of derivative financial instruments	—	4,520	—	4,520

Total financial assets	$61,430	$15,081	$—	$76,511

Financial liabilities:
Fair value of derivative financial instruments	$—	$1,709	$—	$1,709

Total financial liabilities	$—	$1,709	$—	$1,709

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2015 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$7,714	$—	$7,714
Available-for-sale securities	27,630	4,233	—	31,863
Fair value of derivative financial instruments	—	87	—	87

Total financial assets	$27,630	$12,034	$—	$39,664

Financial liabilities:
Fair value of derivative financial instruments	$—	$8,073	$—	$8,073

Total financial liabilities	$—	$8,073	$—	$8,073

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Available-for-sale Securities

  Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Derivative financial instruments are classified as fair value through profit and loss.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2016

6.     INVENTORIES

  During the three months ended March 31, 2016, impairment losses of $3.1 million (three months ended March 31, 2015 — nil) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended March 31, 2016, the Company purchased certain available-for-sale securities totaling $5.4 million (three months ended March 31, 2015 — $5.3 million).

  During the three months ended March 31, 2016, the Company received net proceeds of $0.3 million (three months ended March 31, 2015 — $31.0 million) and recognized a gain before income taxes of $0.1 million (three months ended March 31, 2015 — $21.0 million) on the sale of certain available-for-sale securities.

  During the three months ended March 31, 2016, the Company recorded an impairment loss of nil (three months ended March 31, 2015 — $0.7 million) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged.

8.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the three months ended March 31, 2016, $128.5 million of additions (year ended December 31, 2015 — $561.4 million) were capitalized to property, plant and mine development.

  Total borrowing costs capitalized to property, plant and mine development during the three months ended March 31, 2016 were approximately $0.5 million (year ended December 31, 2015 — $1.7 million) at a capitalization rate of 1.21% (year ended December 31, 2015 — 1.25%).

  Assets with a net book value of $1.3 million were disposed of by the Company during the three months ended March 31, 2016 (year ended December 31, 2015 — $8.1 million), resulting in a net loss on disposal of $1.1 million (year ended December 31, 2015 — $1.9 million).

  See note 14 to these condensed interim consolidated financial statements for capital commitments.

9.     LONG-TERM DEBT

  On September 30, 2015, the Company amended its $1.2 billion Credit Facility, extending the maturity date from June 22, 2019 to June 22, 2020 and amending pricing terms. At March 31, 2016, the Credit Facility was drawn down by $210.0 million (December 31, 2015 — $265.0 million). Amounts drawn down, together with outstanding letters of credit under the Credit Facility, resulted in Credit Facility availability of $989.0 million at March 31, 2016. During the three months ended March 31, 2016, Credit Facility drawdowns totaled $75.0 million and repayments totaled $130.0 million. During the three months ended March 31, 2015, Credit Facility drawdowns totaled nil and repayments totaled $100.0 million.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2016

10.   EQUITY

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended March 31,
	2016	2015
Net income for the period	$27,788	$28,743

Weighted average number of common shares outstanding — basic (in thousands)	219,681	214,566
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	590	239
Add: Dilutive impact of employee stock options	1,635	887

Weighted average number of common shares outstanding — diluted (in thousands)	221,906	215,692

Net income per share — basic	$0.13	$0.13

Net income per share — diluted	$0.13	$0.13

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended March 31, 2016, 2,603,000 (three months ended March 31, 2015 — 4,893,755) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

  Flow-through share private placement

  On March 10, 2016, the Company raised approximately C$25.0 million ($18.7 million) through the issuance of 374,869 flow-through common shares at a price of C$66.69 per common share. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the issuer, subject to a renouncement process. At the time the flow-through shares were issued, the sale of tax deductions were deferred and are presented in the accounts payable and accrued liabilities line item in the condensed interim consolidated balance sheets because the Company has not yet fulfilled its obligation to pass on the tax deductions to the investor. When the Company fulfills its obligation, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expense. The closing price of the Company's common shares on the March 10, 2016 issuance date was C$48.49, resulting in an increase to share capital of approximately C$18.2 million ($13.6 million). The related C$6.8 million ($5.1 million) liability will be drawn down as eligible expenditures are incurred because the Company has a positive intention to renounce those expenses. During the three months ended March 31, 2016, the liability was drawn down by C$0.4 million ($0.3 million) based on eligible expenditures incurred.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2016

11.   STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Three Months Ended March 31, 2016			Three Months Ended March 31, 2015
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	12,082,212	C$	43.65	11,913,210	C$	48.84
Granted	2,140,075		36.37	3,048,080		29.04
Exercised	(2,691,968)		32.98	(338,603)		29.87
Forfeited	(78,781)		42,27	(36,514)		43.19
Expired	(2,113,505)		76.56	(2,013,581)		56.94

Outstanding, end of period	9,338,033	C$	37.63	12,572,592	C$	43.27

Options exercisable, end of period	5,413,217	C$	41.80	7,972,825	C$	49.76

  The average share price of Agnico Eagle's common shares during the three months ended March 31, 2016 was C$44.83 (three months ended March 31, 2015 — C$38.20)

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Three Months Ended March 31,
	2016	2015
Risk-free interest rate	0.89%	1.51%
Expected life of stock options (in years)	2.5	2.7
Expected volatility of Agnico Eagle's share price	45.0%	45.0%
Expected dividend yield	1.33%	1.70%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  The total compensation expense for the ESOP recorded in the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income during the three months ended March 31, 2016 was $6.0 million (three months ended March 31, 2015 — $8.0 million). Of the total compensation cost for the ESOP, $0.1 million was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended March 31, 2016 (three months ended March 31, 2015 — $0.2 million).

  (b)
  Incentive Share Purchase Plan ("ISPP")

  During the three months ended March 31, 2016, 103,906 common shares were subscribed for under the ISPP (three months ended March 31, 2015 — 124,791) for a value of $3.8 million (three months ended March 31, 2015 — $3.6 million). The total compensation cost recognized during the three months ended March 31, 2016 related to the ISPP was $1.3 million (three months ended March 31, 2015 — $1.2 million).

  (c)
  Restricted Share Unit ("RSU") Plan

  During the three months ended March 31, 2016, 340,042 (three months ended March 31, 2015 — 382,358) RSUs were granted with a grant date fair value of $9.5 million (three months ended March 31, 2015 — $10.6 million). In the first quarter of 2016, the Company funded the RSU plan by transferring $9.5 million (first quarter of 2015 — $10.3 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2016

11.   STOCK-BASED COMPENSATION (Continued)

  Compensation expense related to the RSU plan was $2.4 million for the three months ended March 31, 2016 (three months ended March 31, 2015 — $2.8 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income.

  (d)
  Performance Share Unit Plan

  Beginning in 2016, the Company adopted a Performance Share Unit ("PSU") Plan for Senior Executives. PSUs are subject to vesting requirements based on specific performance measurements established by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest.

  During the three months ended March 31, 2016, 183,000 (three months ended March 31, 2015 — nil) PSUs were granted. In the first quarter of 2016, the Company funded the PSU plan by transferring $5.3 million (first quarter of 2015 — nil) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the PSU plan was $0.4 million for the three months ended March 31, 2016 (three months ended March 31, 2015 — nil). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income.

12.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures. The Company does not apply hedge accounting to these arrangements.

  As at March 31, 2016, the Company had outstanding foreign exchange zero cost collars. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At March 31, 2016, the zero cost collars related to $208.0 million of 2016 expenditures and the Company recognized mark-to-market adjustments in the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2016 and 2015 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at March 31, 2016 or December 31, 2015. The call option premiums were recognized in the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding at March 31, 2016 relating to 7.0 million gallons of heating oil (December 31, 2015 — 7.0 million gallons). The related mark-to-market adjustments prior to settlement were recognized in the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. The Company does not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at March 31, 2016 and December 31, 2015, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2016

12.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  The following table sets out a summary of the amounts recognized in the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income:

	Three Months Ended March 31,
	2016	2015
Premiums realized on written foreign exchange call options	$(494)	$(665)
Realized gain on warrants	—	(9,664)
Unrealized (gain) loss on warrants(i)	(608)	2,559
Realized loss on currency and commodity derivatives	1,671	2,736
Unrealized (gain) loss on currency and commodity derivatives(i)	(10,190)	13,610

Total (gain) loss on derivative financial instruments	$(9,621)	$8,576

  Note:

  (i)
  Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income and through the other line item of the condensed interim consolidated statements of cash flows.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2016

13.   SEGMENTED INFORMATION

Three Months Ended March 31, 2016:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$93,909	$(45,854)	$—	$48,055
Lapa mine	23,590	(12,784)	—	10,806
Goldex mine	37,916	(15,732)	—	22,184
Meadowbank mine	85,539	(52,210)	(5,712)	27,617
Canadian Malartic mine	82,554	(40,814)	(1,258)	40,482
Kittila mine	60,113	(36,027)	—	24,086

Total Northern Business	383,621	(203,421)	(6,970)	173,230

Southern Business:
Pinos Altos mine	59,676	(23,856)	—	35,820
Creston Mascota deposit at Pinos Altos	14,770	(5,781)	—	8,989
La India mine	32,464	(10,915)	—	21,549

Total Southern Business	106,910	(40,552)	—	66,358

Exploration	—	—	(21,415)	(21,415)

Segments totals	$490,531	$(243,973)	$(28,385)	$218,173

Total segments income				$218,173
Corporate and other:
Amortization of property, plant and mine development				(145,631)
General and administrative				(24,823)
Finance costs				(17,801)
Gain on derivative financial instruments				9,621
Gain on sale of available-for-sale securities				119
Environmental remediation				(5,093)
Foreign currency translation loss				(6,770)
Other expenses				(598)

Income before income and mining taxes				$27,197

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2016

13.   SEGMENTED INFORMATION (Continued)

Three Months Ended March 31, 2015:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$75,880	$(45,865)	$—	$30,015
Lapa mine	28,672	(13,985)	—	14,687
Goldex mine	34,119	(14,866)	—	19,253
Meadowbank mine	103,673	(57,096)	—	46,577
Canadian Malartic mine	75,904	(41,186)	(1,081)	33,637
Kittila mine	59,414	(31,999)	—	27,415

Total Northern Business	377,662	(204,997)	(1,081)	171,584

Southern Business:
Pinos Altos mine	58,864	(24,212)	—	34,652
Creston Mascota deposit at Pinos Altos	14,015	(5,606)	—	8,409
La India mine	33,055	(12,465)	—	20,590

Total Southern Business	105,934	(42,283)	—	63,651

Exploration	—	—	(15,570)	(15,570)

Segments totals	$483,596	$(247,280)	$(16,651)	$219,665

Total segments income				$219,665
Corporate and other:
Amortization of property, plant and mine development				(135,897)
General and administrative				(25,221)
Impairment loss on available-for-sale securities				(685)
Finance costs				(19,712)
Loss on derivative financial instruments				(8,576)
Gain on sale of available-for-sale securities				21,049
Environmental remediation				(429)
Foreign currency translation gain				11,690
Other expenses				(5,171)

Income before income and mining taxes				$56,713

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2016

13.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	March 31, 2016	December 31, 2015
Northern Business:
LaRonde mine	$830,364	$834,881
Lapa mine	42,424	50,951
Goldex mine	215,628	201,257
Meadowbank mine	560,248	595,682
Canadian Malartic joint operation	2,000,802	2,012,648
Meliadine project	576,340	561,271
Kittila mine	947,804	933,362

Total Northern Business	5,173,610	5,190,052

Southern Business:
Pinos Altos mine	612,006	585,735
Creston Mascota deposit at Pinos Altos	69,565	70,670
La India mine	501,396	501,179

Total Southern Business	1,182,967	1,157,584

Exploration	198,071	199,606

Corporate and other	161,916	135,938

Total assets	$6,716,564	$6,683,180

14.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2016, the total amount of these guarantees was $275.8 million.

  As at March 31, 2016 the Company had $31.0 million of commitments related to capital expenditures.

15.   SUBSEQUENT EVENTS

  Dividends Declared

  On April 28, 2016, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.08 per common share (a total value of approximately $17.6 million), payable on June 15, 2016 to holders of record of the common shares of the Company on June 1, 2016.

QuickLinks

  Exhibit 99.1
First Quarter Report 2016
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2016
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2016
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) March 31, 2016